SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Freshpet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

358039105
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2023
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358039105	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,439,586 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,439,586 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,439,586 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 358039105	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON DIANE DIETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 68,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 68,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON JAMES LILLIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,800 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,800 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 40,800 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON TIMOTHY R. MCLEVISH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON KURT T. SCHMIDT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,744 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,744 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,744 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON DWYANE WADE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,292 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,292 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,292 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON CARSTEN CHARLES (“CC”) SABATHIA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,586 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,586 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,586 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON GINGER GORDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,615 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,615 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,615 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 10 of 12 Pages

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed by the undersigned on September 22, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on December 9, 2022 (“Amendment No. 1”), Amendment No. 2 filed on December 15, 2022 (“Amendment No. 2”), Amendment No. 3 filed on May 24, 2023 (“Amendment No. 3”), Amendment No. 4 filed on May 25, 2023 (“Amendment No. 4”) and Amendment No. 5 filed on May 30, 2023 (“Amendment No. 5,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”) as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first sentence of Item 3 is hereby amended and restated in its entirety as follows:

The 4,439,586 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $205 million.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented with the addition of the following:

On June 1, 2023, JANA and its affiliates filed a verified complaint (the “Verified Complaint”) in the Chancery Court in the State of Delaware against each member of the Board and the Issuer. In the Verified Complaint, the plaintiffs seek orders (i) declaring that the defendant Board members breached their fiduciary duties by decreasing the number of directors in Class III and increasing the number of directors in Class I; (ii) declaring that stockholders have an opportunity to elect four Class III directors at the Annual Meeting; and (iii) compelling a director in Class I or Class II to stand for election at the Annual Meeting as a Class III director. The foregoing summary of the Verified Complaint is qualified in its entirety by reference to the full text of the Verified Complaint, attached hereto as Exhibit J and incorporated by reference herein.

Also on June 1, 2023, JANA, in connection with the Verified Complaint, issued a press release (the “June 1 Press Release”), attached hereto as Exhibit K and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

The second sentence and last sentence of Item 5(a) are hereby amended and restated in their entirety and Item 5(c) is hereby amended and supplemented, as follows:

As of the close of business on the date hereof, JANA may be deemed to beneficially own 4,439,586 Shares, representing approximately 9.2% of the Shares outstanding.

By virtue of the Nominee Agreements, the Special Advisor Agreements, and the Confidentiality Agreement (each as defined in Item 6), JANA and the other Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 4,584,623 Shares, representing approximately 9.5% of the outstanding Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

CUSIP No. 358039105	SCHEDULE 13D/A	Page 11 of 12 Pages

(c) On May 31, 2023, JANA purchased 104,285 Shares in multiple transactions at purchase prices between $59.55 and $59.75 per share and an average purchase price per share of $59.56. The foregoing purchases were effected in the open market through a brokerage entity. JANA will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price. On June 1, 2023, JANA purchased 1,100 Shares at an average purchase price per share of $59.76.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit J:	Verified Complaint

Exhibit K:	June 1 Press Release

CUSIP No. 358039105	SCHEDULE 13D/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2023

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Diane Dietz
DIANE DIETZ

/s/ James Lillie
JAMES LILLIE

/s/ Tim McLevish
TIMOTHY R. MCLEVISH

/s/ Kurt T. Schmidt
KURT T. SCHMIDT

/s/ Dwyane Wade
DWYANE WADE

/s/ CC Sabathia
CC SABATHIA

/s/ Ginger Gorden
GINGER GORDEN

EXHIBIT J

IN THE COURT OF CHANCERY Of the state of delaware

JANA PARTNERS LLC, JANA	)
PARTNERS MANAGEMENT, LP, and	)
JANA STRATEGIC INVESTMENTS	)
BENCHMARK MASTER FUND, L.P.,	)
)
Plaintiffs,	)
)
v.	)
)
CHARLES A. NORRIS, WILLIAM B.	)
CYR, J. DAVID BASTO, OLU BECK,	)
DARYL G. BREWSTER, LAWRENCE	)
S. COBEN, WALTER N. GEORGE III,	)
JACKI S. KELLEY, LETA D. PRIEST,	)	C.A. No. 2023-______________
CRAIG D. STEENECK, and DAVID B.	)
BIEGGER,	)
)
Defendants,	)
)
-and-)
)
FRESHPET, INC.,	)
)
Nominal Defendant.	)

VERIFIED COMPLAINT

Plaintiffs JANA Partners LLC (“JANA Partners”), JANA Partners Management, LP (“JANA Management”) and JANA Strategic Investments Benchmark Master Fund, L.P. (“JANA Benchmark” and, together with JANA Partners and JANA Management, “Plaintiffs” or “JANA”), by and through their undersigned counsel, bring this Verified Complaint against Defendants Charles A. Norris, William B. Cyr, J. David Basto, Olu Beck, Daryl G. Brewster, Lawrence S. Coben, Walter N. George III, Jacki S. Kelley, Leta D. Priest, Craig D. Steeneck, David B. Biegger (collectively, the “Director Defendants”), and Nominal Defendant Freshpet, Inc. (“Freshpet” or the “Company”).

NATURE OF THE ACTION

1.                 Freshpet’s recent change to the composition of its board of directors (the “Board”) is a serious affront to the stockholder franchise. For months, JANA, Freshpet’s largest stockholder, has made clear its intention to nominate four candidates for election to Freshpet’s Board at the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). In an effort to catch JANA off guard, on May 17, 2023—in the midst of settlement discussions with JANA regarding Board composition, conflicts and governance issues—Freshpet unexpectedly announced that it had (1) accelerated the 2023 Annual Meeting from its usual mid-Fall meeting date to July 25, 2023—thus requiring stockholder nominations to be made within nine days of the announcement, and (2) reduced the number of director seats up for election at the 2023 Annual Meeting from four to three. By doing so, the Director Defendants have blatantly misused the corporate machinery to maintain their power in a clear breach of their fiduciary duties. The Board’s actions cannot stand under well-settled Delaware law.

2.                 Freshpet makes healthy and fresh food for pets. In 2022, JANA identified the Company as an attractive investment opportunity. Although the Company was being seriously mismanaged—as evidenced by the fact that its stock price had collapsed by approximately 74% in the one-year period preceding JANA’s investment, JANA determined that Freshpet’s business is fundamentally good, but is in need of management and governance reforms.

3.                 On September 22, 2022, JANA disclosed in a Schedule 13D filed with the Securities & Exchange Commission that JANA had formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with certain individuals serving as nominees and special advisors (the “Group”). The Schedule 13D further disclosed that, in the aggregate, the Group beneficially owned approximately 9.9% of the Company’s outstanding shares. Thereafter, JANA engaged in extensive discussions with Freshpet’s Board and management regarding its concerns with the Company’s performance.

4.                 On December 15, 2022, JANA filed an amendment to its Schedule 13D to announce that an additional nominee had joined the Group by signing a nomination agreement with an affiliate of JANA (bringing the total number of publicly-disclosed nominees to four) and that JANA had informed the Company of its intent to solicit proxies at the Company’s 2023 Annual Meeting. JANA continued discussions with Freshpet regarding, among other things, changes in the composition of the Board.

5.                 From March through May of 2023, the Board disclosed to JANA that the current Chairman would not stand for re-election at the 2023 Annual Meeting. In an effort to assuage JANA’s concerns, the Board proposed concurrently replacing one director and adding one other director to the Board. In exchange, the Board proposed that JANA enter into a standstill agreement with the Company, pursuant to which JANA would not solicit proxies at the Company’s 2023 Annual Meeting and would endorse the Company’s proposals.

6.                 On May 11, 2023, JANA rejected the Company’s proposal as inadequate and offered alternative settlement terms.

7.                 On Friday, May 12, 2023, the Board rejected JANA’s proposal. At that time, JANA suggested that discussions continue, but noted that JANA’s Managing Partner, Scott Ostfeld, would be traveling abroad for business during the week of May 15 and therefore would be unavailable until the following week.

8.                 Sensing an opportunity to prejudice JANA because Mr. Ostfeld would be otherwise occupied, on May 17, 2023, the Company announced that its 2023 Annual Meeting would take place in July, rather than when it has been held since at least 2015, in mid-September or early October, giving stockholders just nine days to submit nomination notices for the 2023 Annual Meeting.

9.                 The Company further announced that the Board’s Chairman (Director Norris) was retiring and that, in effect, his seat would be moved from Class III, which was up for election in 2023, into Class I, which would not be up for election until 2024. That move directly contradicted what the Company had communicated to JANA as recently as May 11, 2023, when it proposed concurrently replacing one Board member and adding another director to the Board.

10.             The Director Defendants acted to shield the fourth Class III director seat from a stockholder vote at the 2023 Annual Meeting even though they had recently expressly recognized the importance of director accountability to stockholders. Indeed, only a year and a half ago, the Board proposed, and stockholders overwhelmingly approved, destaggering the Board by the 2025 annual meeting in order to enhance annual director accountability.

11.             Because the Director Defendants already had committed to fully declassifying the Board by 2025, moving the seat held by the retiring Chairman into a class of directors that will not be up for election until 2024 is virtually pointless. In this context, the Board’s class reshuffling was plainly done for the primary purpose of entrenching itself in office and diminishing the influence that the Company’s stockholders could exert on the Board.

12.             Notably, the Board undertook these actions not on a clear day, but, rather, in the face of an impending proxy contest led by JANA. In doing so, the Director Defendants breached their fiduciary duty of loyalty by entrenching themselves in office and denying JANA of its right to participate fully in the stockholder election franchise.

13.             Over the years, Delaware courts consistently have emphasized the critical importance of ensuring that stockholders have a say in the management of the companies they own through the free and fair exercise of the stockholder franchise. Indeed, as the Delaware Supreme Court has explained, the stockholder franchise is “the ‘ideological underpinning’ upon which the legitimacy of the directors’ managerial power rests.” MM Cos. v. Liquid Audio, Inc., 813 A.2d 1118, 1126 (Del. 2003). A stockholder’s fundamental right to participate in the voting process includes the right to nominate individuals for election to a company’s board of directors.

14.             Thus, Plaintiffs seek (i) a declaratory judgment and a determination that the Director Defendants’ recent actions to entrench themselves in office, and refusal to reverse it, constitute breaches of their fiduciary duties, and (ii) an order requiring that Class III be returned to its original size of four seats, such that four director seats, rather than three, stand for election at the Company’s 2023 Annual Meeting.

JURISDICTION AND VENUE

15.             This Court has jurisdiction over this action pursuant to 8 Del. C. § 111 and 10 Del. C. § 341.

16.             As directors of a Delaware corporation, the Director Defendants have consented to the jurisdiction of this Court pursuant to 10 Del. C. § 3114.

17.             The Court has jurisdiction over Freshpet and venue is proper in this Court because it is incorporated under the laws of the State of Delaware.

 18.             In addition, Article VI, Section 3 of Freshpet’s Sixth Amended & Restated Certificate of Incorporation (the “Certificate”) states that “the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for … (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation or the Corporation’s stockholders.”

THE PARTIES

Plaintiffs

19.             Plaintiff JANA Partners is a Delaware limited liability company. As of May 31, 2023, JANA Partners, along with the other members of the Group, is the beneficial owner of 4,583,523 shares of Freshpet common stock, representing approximately 9.5% of the Company’s outstanding shares. Collectively, JANA Partners, along with the other members of the Group, is the Company’s largest stockholder.

20.             Plaintiff JANA Management is a Delaware limited partnership and its principal business is investment management.

21.             Plaintiff JANA Benchmark is a Cayman Islands exempted limited partnership and an investment advisor to the funds it manages. As of May 25, 2023, Plaintiff JANA Benchmark is a record holder of 1,000 shares of common stock, par value $0.001 per share, of the Company.

22.             Plaintiff JANA Partners is an investment firm founded in 2001 that unlocks value in undervalued public companies through active stockholder engagement. JANA is a veteran in the activist space, having been described by Reuters as “famed for pushing underperforming companies to make executive changes or change their strategies.” It has invested in and engaged with a number of companies in the consumer sector to improve stockholder value, including, among others, Whole Foods, Conagra Brands, PetSmart, Tiffany, TreeHouse Foods, Pinnacle Foods, Walgreens, Bloomin’ Brands, and Safeway.

23.             JANA’s tried and true approach to activist investing follows its “V3 investment criteria,” a “disciplined process anchoring on three selection criteria in all potential campaigns: Value, Votes, and Variety of Ways to Win.” JANA has gained a reputation for partnering with industry experts to effect change in underperforming companies.

24.             For example, in connection with JANA’s successful engagement with TreeHouse Foods in 2021, one CNBC analyst commented, “[JANA] does not use activism simply to agitate boards and management, but to implement sound, well-conceived business strategies that they strongly believe will enhance shareholder value.”

The Director Defendants

25.             Defendant Charles A. Norris has served as Chairman of the Board and a director since October 2006. Director Norris is a Class III director. On May 17, 2023, the Company announced Director Norris will retire from the Board at the 2023 Annual Meeting.

26.             Defendant William B. Cyr has served as the Company’s CEO and as a director since September 2016. Director Cyr is a Class III director.

27.             Defendant J. David Basto has served as a director of the Company since December 2010. Director Basto is a Class II director. He also has served as a member of the Board of Directors of Hive Brands, Inc. (“Hive”).

28.             Defendant Olu Beck has served as a director of the Company since October 2019. Director Beck is a Class III director. Director Beck also has served as a formal advisor to Hive.

29.             Defendant Daryl G. Brewster has served as a director of the Company since January 2011. Director Brewster is a Class I director.

30.             Defendant Lawrence S. Coben, Ph.D. has served as a director of the Company since November 2014. Director Coben is a Class II director.

31.             Defendant Walter N. George III has served as a director of the Company since November 2014. Director George is a Class II director. On May 17, 2023, the Company announced that Director George will be appointed Chairman of the Board at the 2023 Annual Meeting, replacing Director Norris.

32.             Defendant Jacki S. Kelley has served as a director of the Company since February 2019. Director Kelley is a Class I director.

33.             Defendant Leta D. Priest has served as a director of the Company since September 2018. Director Priest is a Class III director.

34.             Defendant Craig D. Steeneck has served as a director of the Company since November 2014. Director Steeneck is a Class II director.

35.             Defendant David B. Biegger has served as a director of the Company since May 17, 2023. Director Biegger is a Class I director.

Freshpet, Inc.

36.             Nominal Defendant Freshpet, Inc. is a Delaware corporation.

FACTUAL BACKGROUND

A.	Freshpet’s History Of Underperformance And Mismanagement

37.             Founded in 2006, with its headquarters in Secaucus, New Jersey, Freshpet manufactures and distributes high-end, fresh and refrigerated food and treats for dogs and cats. Freshpet products are sold in more than 25,000 stores, including in large retailers such as Target and Walmart.

38.             Freshpet has struggled to scale its operations, which has led to supply chain challenges. The Company also has missed profitability guidance, reduced its long-term margin targets, and experienced gross margin declines for five consecutive years—including a cumulative 1,300+ bps decline in gross margins and a 600+ bps decline in EBITDA margins from 2019 to 2022.

39.             Freshpet also has struggled to finance its business, particularly after the Board approved a $1 billion CapEx program without formulating a corresponding plan to finance that program. This led to the Company falling out of compliance with its debt covenants, and forced it to raise capital in the midst of the national banking crisis earlier this year.

B.	Freshpet’s Governance Structure

40.             When JANA acquired its ownership interest in the Company in 2022, Freshpet’s ten-member Board was staggered into three classes of directors, each of which was to serve for a three-year term. Class III directors stand for election at the 2023 Annual Meeting and Class I and Class II directors stand for election at the 2024 and 2025 annual meetings of stockholders, respectively.

41.       Until the recently announced abrupt changes, the Board’s composition was as follows:

Class III (Election in 2023)	Class I (Election in 2024)	Class II (Election in 2025)
William B. Cyr	Daryl G. Brewster	J. David Basto
Olu Beck	Jacki S. Kelley	Lawrence S. Coben
Leta D. Priest		Walter N. George
Charles A. Norris		Craig D. Steeneck

42.             At the Company’s 2021 annual meeting of stockholders, the Board proposed amending its Certificate of Incorporation to declassify the Board by 2025 (the “Declassification Proposal”).1 In the Declassification Proposal, the Company expressly acknowledged that its then-current classified board structure may have had “the effect of reducing the accountability of directors to stockholders” and therefore the Board recognized “the benefit of providing stockholders an annual opportunity to express their satisfaction or dissatisfaction with the actions of the Board.”

43.             Specifically, the Board stated:

In addition, the Board believes it is important for it to maintain stockholder confidence by demonstrating that it is responsive and accountable to stockholders and committed to strong corporate governance. Therefore, following careful consideration of the matter, and due to its belief that a declassified board structure provides more accountability to stockholders and promotes stronger corporate governance, the Board has adopted resolutions to approve the Declassification Proposal, to declare the Declassification Proposal advisable and in the best interests of the Company and its stockholders, and to submit the Declassification Proposal to its stockholders for consideration.

44.             The Company’s stockholders voted overwhelmingly in favor of the Declassification Proposal at the 2021 annual meeting. Pursuant to the Declassification Proposal, all three classes of directors will be up for election in 2025; Class III directors elected at the 2023 Annual Meeting will serve for a two-year term; and Class I directors elected at the 2024 annual meeting will serve for a one-year term.

C.	Freshpet’s Directors and Managers Divert Their Attention To A Competitor

45.             In the course of researching its investment in Freshpet, JANA discovered that the Company’s directors and managers had been violating their fiduciary duties for years by devoting their time and attention to Hive, an unrelated business selling competing products.

46.             In 2020, Freshpet’s President and COO, Scott Morris, co-founded Hive, which is a grocery and retail delivery service that focuses on the sustainability and environmental impact of the goods offered. In addition to typical pantry and household goods, Hive carries and delivers high-quality pet food and treats—and thus squarely competes with Freshpet.

______________________

1 Freshpet, Inc., Schedule 14A at 77 (Aug. 13, 2021), https://www.sec.gov/Archives/edgar/data/1611647/000114036121028195/nc10025859x3_def14a.htm.

47.             Since forming Hive, Mr. Morris has been involved in Hive’s launch, capital raises, and management—all while Freshpet has struggled operationally and financially.

48.             This harm to Freshpet was compounded by the recruitment of Freshpet executives and directors to work for Hive. For example, Freshpet’s current Vice-Chairman and former CFO, Richard Kassar, simultaneously served as Freshpet’s Vice-Chairman and Hive’s CFO until August 2022; he later reassumed the role of Freshpet’s CFO in September 2022. Indeed, public filings have disclosed both Messrs. Morris and Kassar as members of Hive’s senior management team.

49.             In addition, Directors Basto and Beck have served, respectively, as a director and a formal advisor at Hive, and also have appeared in Hive’s investment materials.

50.             Evidently, even Hive was not enough of a distraction for some of Freshpet’s directors and managers. For instance, Director Basto, a partner at The Carlyle Group, also serves on the board of Compana Pet Brands, a Carlyle portfolio company that offers competing products to Freshpet.

51.           Further, Vice Chairman Kassar also serves as the CFO of a “blank check” company launched and advised by several of the other Director Defendants, Directors Norris, Brewster and George. The purpose of the blank check company, Transformational CPG Acquisition Corp., is to effect “a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.”

_________________________________

2 Transformationa___l CPG Acquisition Corp., Form S-1 at 2, (Mar. 12, 2021), https://www.sec.gov/Archives/edgar/data/1842311/000121390021015215/fs12021_transformational.htm#T17

52.             Notably, those Directors’ and officers’ overlapping roles at the Company and Hive (as well as Compana Pet Brands) appear to be in violation of the Company’s General Ethics Policy, which provides, in relevant part:

Team members are not to engage in outside work or conflicting outside activities that have, or could have, a material effect on the team member’s duties to the Company; imply sponsorship or support by the Company; adversely affect the reputation of the Company; or otherwise compete with the Company.

. . .

If you are considering investing in a credit source, supplier or competitor, great care must be taken to ensure that these investments do not compromise your responsibilities with the Company. …

53.             It defies credulity that Messrs. Morris and Kassar could simultaneously fulfill their duties at Freshpet and Hive.

54.             Further, pursuant to the Company’s General Ethics Policy, these officers and directors required the CEO or CFO’s advance written approval to serve as an officer or director at an outside business.  Even if management approved this facially absurd arrangement, it serves to demonstrate the fundamental management and governance failings that plague the Company.

D.	With Freshpet’s Leadership Distracted, Its Stock Price Crashes

 55.             While Freshpet’s COO, Vice Chairman, and Directors Basto and Beck devoted attention to Hive, and Freshpet’s Vice Chairman and Directors Norris, Brewster and George devoted attention to Transformational CPG Acquisition Corp., Freshpet’s stock price declined approximately 74% from September 2021 through September 2022. This represented a meaningful underperformance of the S&P 500 (by more than 6,000 bps); the Russell 2000 (by more than 5,500 bps).

56.             Indeed, the Company’s stock performance placed it as nearly the worst individually performing company among the Board’s own hand-selected peer group for compensation, as well as among the peer group selected by Institutional Shareholder Services.

E.	The Market Embraces JANA’s Investment In Freshpet

57.             In September 2022, Freshpet was trading as low as $39 per share. On September 22, 2022, JANA filed a Schedule 13D disclosing that the Group held approximately 9.9% of Freshpet’s outstanding common shares (the “Schedule 13D”).3 Consistent with JANA’s typical cooperative activist approach, JANA representatives held a call with Freshpet’s CEO the next day to discuss JANA’s investment.

58.             In its Schedule 13D, dated September 22, 2022, JANA disclosed that it intended to have discussions with the Board regarding key areas for improvement, including, for example, “capital allocation, including the [Company]’s capacity expansion initiatives,” “management” and “board composition and governance matters.”

59.             JANA also disclosed that it had entered into nomination agreements with each of Diane Dietz, James Lillie, and Timothy R. McLevish, whereby each had agreed to serve as one of JANA’s nominees for election to the Board in the event JANA decided to solicit proxies for the 2023 Annual Meeting. Each of JANA’s nominees is eminently qualified to serve as a Freshpet director.

60.             The market responded favorably to JANA’s announcement. The day after JANA filed its Schedule 13D, Freshpet’s stock price increased by 16%. As an analyst from Cowen noted, “Jana’s position potentially invites a much-needed narrative shift for the stock.” An analyst from UBS also stated that: “[t]he stock is up ~30% since JANA announced its stake. For context, JANA Partners has a strong track record of investments in Consumer.”

_____________________

3 JANA Partners, LLC, Freshpet, Inc., Schedule 13D (September 22, 2022), https://www.sec.gov/Archives/edgar/data/1159159/000090266422004337/p22-2223sc13d.htm

61.             Indeed, Freshpet’s share price saw a sustained and dramatic reversal of its downward trajectory, with the stock significantly appreciating in the month following JANA’s involvement. As an analyst from UBS noted, “[s]ince our initiation on 9/30/22, most of our conversations with investors focused on operational improvement initiatives and potential strategic actions, given Jana Partners’ 9.6% stake in the stock and FRPT’s outperformance (+51% since 9/22/22 - date that Jana Partners announced its position - vs XLP +2% and high growth packaged food +7%).”

F.                JANA And The Board Discuss Changes In Board Composition

62.             On October 13, 2022, JANA met with members of Freshpet’s management and Board. JANA communicated, among other things, that the Company needed significant redirection and increased oversight to restore stockholder confidence.

63.             On November 3, 2022, JANA spoke with Director/CEO Cyr and Mr. Kassar (the interim CFO) to emphasize JANA’s concerns about the Company’s liquidity issues and the need for Board change.

64.             In December 2022, JANA filed amendments to its Schedule 13D that disclosed that it had entered into a nomination agreement with Kurt T. Schmidt whereby he agreed to serve as one of JANA’s nominees for election to the Board in the event JANA decided to solicit proxies for the 2023 Annual Meeting.

G.	JANA Discloses Its Intention To Solicit Proxies At The 2023 Annual Meeting

65.             On December 14, 2022, the Managing Partner and Portfolio Manager of JANA Partners, Scott Ostfeld, called Director/CEO Cyr to advise Freshpet that JANA intended to solicit proxies at the 2023 Annual Meeting in order to address JANA’s concerns.

66.             On December 15, 2022, JANA filed a second amendment to its Schedule 13D to reflect its intent to solicit proxies at the 2023 Annual Meeting. Given that four Class III director seats would be up for election at the meeting and that JANA had disclosed that it had entered into nomination agreements with four individuals—Ms. Dietz, Mr. Lillie, Mr. McLevish, and Mr. Schmidt, it was evident that JANA intended to nominate four individuals for election to the Company’s Board.

67.             In late March and early April 2023, JANA and Freshpet continued their discussion of, among other things, recomposing the Board—well before the expected June 5, 2023 to July 5, 2023 notice window disclosed in the Company’s 2022 proxy statement.

68.             In connection with its proposal that JANA and Freshpet enter into a settlement and standstill agreement, the Board disclosed to JANA that the Chairman of the Board would be stepping down and that the Board was considering adding two candidates. One of the two candidates was to be an addition to the Board, and the other was to replace an existing Board member.

69.             On Thursday, May 11, 2023, JANA spoke with Director/CEO Cyr and certain members of the Board to express its view that the Company’s proposal did not offer a path to resolving the Company’s immediate problems.

70.             During that call, JANA advised that it would be willing to agree to give up its right as a stockholder to nominate its slate of directors at the 2023 Annual Meeting if the Company agreed to: (1) appoint two directors proposed by JANA; (2) select two incumbent directors to step down; (3) address ongoing conflict and governance issues (including the overlap of certain officers and directors with competitor Hive); and (4) permit JANA to provide input and feedback on any potential future Board Chair.

71.             Freshpet considered JANA’s request, but requested that resolution of the Board conflict and governance issues be postponed until after the JANA-appointed directors joined the Board; JANA indicated it was open to that possibility. During those discussions, the Company gave no indication that there would be only three Board seats up for election at the Annual Meeting.

72.             At the conclusion of the May 11 call, JANA specifically noted that Mr. Ostfeld would be travelling internationally on business during the week beginning Monday, May 15, and would therefore be largely unavailable at that time. Given that, JANA requested that Freshpet respond to its proposal either before or after the week of May 15.

73.             The next day, May 12, Director Steeneck called Mr. Ostfeld to convey the Board’s position that the potential addition of Director Biegger to the Board should sufficiently address JANA’s concerns about the Company, and the Board was not interested in a settlement beyond that change.

74.             Surprised by that response, Mr. Ostfeld suggested that JANA and Freshpet continue their dialogue. Rather than responding to Mr. Ostfeld’s suggestion and knowing that Mr. Ostfeld was traveling for business, the Board acted abruptly in an effort to obtain an unwarranted strategic advantage and entrench itself in office.

H.	The Board Acts to Entrench Itself By Changing Director Class Sizes

75.             In response to JANA’s good faith efforts to engage in cooperative, productive discussions, the Board chose gamesmanship and ambush over cooperation in the best interests of the Company and its stockholders.

76.             On May 17, 2023, the Company filed a Form 8-K, announcing three key developments.4

77.             First, the Board increased its size from ten to eleven directors, and appointed Director Biegger to fill the newly created position as a Class I director. As a result, Director Biegger will not stand for election until the Company’s annual meeting in 2024.

78.             Second, the Company announced that Director Norris will retire as of the 2023 Annual Meeting and, accordingly, will not stand for re-election. The Company further announced that, upon Director Norris’s retirement, the size of the Board will be decreased back down to ten. That move will reduce the number of Class III seats up for election at the 2023 Annual Meeting from four to three, and, in effect move a Class III seat to Class I.

79.             Third, the Company announced that its 2023 Annual Meeting would be held on July 25, 2023—a significant acceleration from the Company’s historical practice of holding its annual meeting in mid-September or early October (as it had done since at least 2015).

80.             Pursuant to operation of the Company’s Bylaws, by moving the date of the 2023 Annual Meeting, the deadline to nominate candidates for election to the Board was accelerated from July 5, 2023 to May 27, 2023. Further, the nomination window was reduced from thirty days to ten days. In fact, because May 27, 2023, the tenth day, fell on a Saturday, the Bylaws required that nominations be submitted by May 26, giving stockholders only nine days to submit nominations.

81.             On May 24, 2023, JANA sent a letter to the Company’s stockholders to raise its serious concerns about the Board’s actions and to reiterate its intention to nominate four directors. In addition, JANA filed a third amendment to its Schedule 13D to report that it beneficially owned 9.3% of the Company’s outstanding common shares.

__________________

4 Freshpet, Inc., Form 8-K (May 17, 2023), https://www.sec.gov/Archives/edgar/

data/1611647/000121390023040862/ea178794-8k_freshpet.htm.

82.             The next day, on May 25, 2023, outside counsel for JANA sent a letter to the Board asserting that the Board’s May 17 actions were in breach of the Board’s fiduciary duties. JANA demanded that the Board return the size of Class III to four directors to allow stockholders an opportunity to vote on all four Board seats at the 2023 Annual Meeting.

83.             On May 25, 2023, Freshpet issued a press release in response to JANA’s demand, which falsely asserted that JANA—not the Board—had rejected the settlement that the parties were negotiating. That is grossly misleading. As noted above, although JANA had rejected the Board’s May 12 proposal because it was unacceptable, JANA believed the parties were in active settlement negotiations, and were working towards a solution, when the Board ambushed JANA with its May 17 disclosure.

84.             On May 30, 2023, the Company’s counsel responded to JANA’s May 25, 2023 letter, and attempted to defend the Board’s May 17 actions. None of its purported justifications holds water.

85.             First, the Company contended that JANA knew all along that only three board seats would be up for election at the 2023 Annual Meeting due to the Chairman’s anticipated retirement:

As disclosed in the Company’s 2021 proxy statement, Mr. Norris was then 75, and no other director was more than 64. It should have been clear to JANA that the retirement policy would result in Mr. Norris not standing for re-election at the 2023 Annual Meeting. … In light of the foregoing, we are skeptical that JANA ever believed that Mr. Norris would stand for re-election at the 2023 Annual Meeting, nor therefore believed that four director seats would be up for election.

86.             Not so. Notwithstanding the Chairman’s impending retirement from the Board, nothing prevents the Company from nominating another individual for election to his soon-to-be vacant seat. Notably, the Company has not contended otherwise and had itself discussed a “replacement” for the Chairman.

87.             Further, the fact that JANA had, months earlier, disclosed that it had entered into nomination agreements with four individuals for election to the Board at the Company’s 2023 Annual Meeting belies counsel’s claim that JANA expected only three seats to be up for election.

88.             Second, Defendants advanced a “we had to do it” defense as to why Director Biegger was added to Class I, which requires an utter suspension of disbelief. The Company explained its action as follows:

On May 17, 2023, the Company announced Mr. Biegger’s appointment as a Class I director. The terms of the Charter mandated Mr. Biegger’s designation as a Class I director.…

As you acknowledge, the Charter requires that directors “be divided into three classes as nearly equal in size as is practicable, designated Class I, Class II and Class III.” The Charter further provides that “[if] the number of directors divided into classes as set forth herein is hereafter changed, any newly created directorship(s) . . . shall be so apportioned among the classes as to make all classes as nearly equal in number as practicable.”

Put simply, if the Board had done what JANA now seemingly demands (appointing Mr. Biegger into Class III), the Board would have violated the Charter.

89.             The Board’s excuses ring particularly hollow given that Class I has consisted of only two directors since September 24, 2020, when former director Robert C. King resigned. The Board made no effort to replace Mr. King in the almost three years since his resignation. Yet suddenly—when faced with a proxy contest—the Board developed a keen interest in evening out class sizes.

90.             Omitted from the Company’s explanation is the obvious: There was no need to expand the Board from ten to eleven members for a mere nine weeks to enable the appointment of Director Biegger. Nor was there a need to eliminate the eleventh seat once created—tellingly, the Board has provided no explanation as to why it needed to do so.

91.             The convoluted expansion and then contraction of the Board was plainly done in a manner designed to reduce the number of seats up for election at the 2023 Annual Meeting, thus depriving stockholders of their right to vote for a fourth director at that meeting. And, contrary to counsel’s claim, Section 2 of the Company’s Certificate does not alter that conclusion.

92.             Section 2 of the Certificate provides, “[i]f the number of directors divided into classes as set forth herein is hereafter changed, any newly created directorship(s), or any decrease in the number of directors shall be so apportioned among the classes as to make all classes as nearly equal in number as practicable.”

93.             Here, the “change” in the number of directors is illusory because the eleventh Board seat will exist for a period of just nine weeks, at which point it will be promptly eliminated. As such, the change is a pretext for the Board to improperly redistribute a seat from Class III to Class I in order to shield it from stockholder accountability at the 2023 Annual Meeting.

94.             Finally, as to moving up the nomination window, the Company claimed that “the change results in the terms of the incumbent directors up for re-election at the 2023 Annual Meeting being shortened by two months, and provides an earlier opportunity for the election of JANA’s slate of directors in lieu of incumbent directors. This is the opposite of entrenchment.”

95.             Putting aside that this position is entirely devoid of context and common sense, the 2023 Annual Meeting likely was moved up for the additional reasons of catching JANA off guard, thereby impeding its proxy solicitation efforts, as well as (on information and belief) to enable the appointment of the Board’s second director candidate outside of an annual meeting.

I.                  JANA’s Nominees

96.             JANA timely submitted its nominations by e-mail on May 25, 2023 and by hand on May 26, 2023.

97.             JANA’s nominees, Ms. Dietz, Mr. McLevish, Mr. Schmidt, and Mr. Ostfeld, are all highly qualified and well-equipped to address the Company’s financial shortcomings and resolve troublesome conflicts of interest.

98.             Ms. Dietz has served on the board of directors for Whirlpool Corporation since January 2013 and was previously President and CEO of Rodan & Fields, LLC (a premium skincare brand); Executive Vice President and Chief Marketing Officer for Safeway Inc.; and Executive Vice President of Oral Care at the Procter & Gamble Company.

99.             Mr. McLevish is a Managing Partner of Strategic Advisory Partners LLC and in the past, held various positions with Kraft Foods Group, Inc., including Executive Vice President and CFO, and Walgreens Boots Alliance, including CFO, and has served on the board of several other public companies.

100.        Mr. Schmidt is currently a director for Campbell Soup Company and previously served as the CEO and director of Blue Buffalo Company, a pet food company.

101.        Mr. Ostfeld, in addition to his role as Managing Partner of JANA, serves as a director of TreeHouse Foods, Inc. and previously served as a director of Conagra Brands, Inc.

STANDARD OF REVIEW

102.        The Director Defendants reduced the size of the Class III directors for the primary purpose of precluding stockholders, particularly JANA, from exercising their fundamental right to nominate a slate of directors for election at the 2023 Annual Meeting, thereby entrenching themselves in office.

103.        Notably, the Board undertook these actions not on a clear day, but, rather, in the face of an impending proxy contest in which JANA has expressed its intention to nominate four candidates for election to the Board, and mere days after settlement discussions with JANA had failed.

104.        It is well-settled that a board of directors may not “utilize the corporate machinery and the Delaware Law for the purpose of perpetuating itself in office” by “obstructing the legitimate efforts of dissident stockholders in the exercise of their rights to undertake a proxy contest” against the incumbent board. Schnell v. Chis-Craft Indus., Inc., 285 A.2d 437, 439 (Del. 1971); see also Giuricich v. Emtrol Corp., 449 A.2d 232, 239 (Del. 1982) (noting that “careful judicial scrutiny will be given a situation in which the right to vote for the election of successor directors has been effectively frustrated and denied”).

105.        That is precisely what the Board has done. By reducing the number of Board seats up for election at the 2023 Annual Meeting, the Board has obstructed JANA’s legitimate efforts to undertake a proxy contest.

106.        Where, as here, a board of directors manipulates “the size of its membership for the primary purpose of impeding and interfering with the effectiveness of a stockholder vote in a contested election for directors,” the board’s action is invalid unless it can demonstrate both a “compelling justification” for the action and that the action was a “proportionate and reasonable” defensive measure. MM Cos., Inc. v. Liquid Audio, Inc., 813 A.2d 1118 (Del. 2003) (invalidating board expansion undertaken “for the primary purpose of diminishing the influence of [insurgent’s] two nominees on a five-member Board”). The Board cannot make any such showing.

107.        Moreover, even assuming that the Board was acting in good faith to reapportion directors across classes pursuant to the Certificate’s requirement that the classes be “as nearly equal in size as is practicable,” that justification is still insufficient to uphold the Board’s action in the face of an impending proxy contest. See Liquid Audio, 813 A.2d at 1129 (under Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 663 (Del. Ch. 1988), an “incumbent board of directors’ good faith beliefs [are] not a proper basis for interfering with the stockholder franchise in a contested election for successor directors”).

108.        Under settled Delaware precedent, the Board’s attempt to entrench itself and disenfranchise the Company’s stockholders cannot stand.

COUNT I

(Declaratory Judgment)

109.        Plaintiffs incorporate by reference and reallege the preceding paragraphs as if fully set forth herein.

110.        The Director Defendants reduced the size of the Class III directors, thereby reducing the number of directors standing for election at the 2023 Annual Meeting, in the face of a pending proxy contest with JANA, and for the primary purpose of entrenching the incumbent directors in office. In addition, in response to JANA’s demand, the Director Defendants refused to restore the fourth Class III seat for election at the 2023 Annual Meeting.

111.        The Director Defendants have no compelling justification for their actions. Nor are the Board’s actions reasonable or proportionate to any threat posed.

112.        Plaintiffs are entitled to a declaratory judgment that the Director Defendants breached their fiduciary duties by reducing in the number of directors standing for election at the 2023 Annual Meeting.

113.        Plaintiffs have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty of Loyalty)

114.        Plaintiffs incorporate by reference and reallege the preceding paragraphs as if fully set forth herein.

115.        The Director Defendants owed and continue to owe Freshpet’s stockholders—including Plaintiffs—the highest duties of loyalty and good faith. Each director and officer’s fiduciary duties require the director and/or officer to refrain from taking steps to improperly interfere with the stockholder franchise, including the right to nominate directors for election.

116.        The Director Defendants have abused the corporate machinery in an illegitimate attempt to prevent a stockholder proxy contest and prevent the Company’s stockholders from having a choice in the election of directors.

117.        The Director Defendants had no legitimate basis to effectively redistribute a director seat from Class III to Class I, as announced on May 17, 2023. The Director Defendants took such actions in violation of their fiduciary duties to protect the Board’s seats from a stockholder challenge and for the purpose of entrenching themselves in office. Likewise, the Director Defendants improperly refused JANA’s request that they restore the fourth Class III seat for election at the 2023 Annual Meeting.

118.        The Director Defendants had neither a compelling justification nor a practical reason for effectively redistributing the Board seats. The Board’s actions were not taken on a clear day— JANA had publicly disclosed that it had the nomination agreements with Ms. Dietz, Mr. Lillie, Mr. McLevish, and Mr. Schmidt, JANA had expressed an interest in obtaining representation on Freshpet’s Board, and JANA had been negotiating with certain of the Director Defendants for significant amounts of time regarding a possible settlement that would involve a change in the composition of the Board.

119.        Nor are the Board’s actions reasonable or proportionate to any threat posed. Rather, the Director Defendants’ primary purpose in redistributing the Board seats was to preclude Plaintiffs from nominating four candidates for election to the Board.

120.        The Director Defendants have acted unlawfully and in bad faith to entrench themselves in office by decreasing the number of director seats standing for election at the 2023 Annual Meeting, and therefore preventing JANA from presenting alternative candidates to stockholders, consistent with Plaintiffs’ franchise rights.

121.        The Director Defendants’ misuse of the corporate machinery to impede the exercise of the shareholders’ franchise and entrench themselves in office constitutes a clear violation of their fiduciary duties under Delaware law.

122.        Plaintiffs have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs respectfully request the Court grant the following relief:

i.	Declaring that the Director Defendants have breached their fiduciary duties by redistributing the number of directors in Class III and Class I;
ii.	Declaring that JANA has an opportunity to nominate, and that stockholders have an opportunity to elect, four Class III directors at the Company’s 2023 Annual Meeting;
iii.	Compelling a director in Class I or Class II to stand for election at the 2023 Annual Meeting as a Class III director;
iv.	Awarding Plaintiffs their fees, costs, and expenses, including their attorney’s fees and costs, incurred in connection with this action; and
v.	Granting Plaintiffs such other and further relief as the Court deems just and proper.

OF COUNSEL: Michael E. Swartz Julia Beskin Tara S. Lederer Alexandra J. Carlton SCHULTE ROTH & ZABEL LLP 919 Third Avenue New York, NY 10022 (212) 756-2000	Morris, Nichols, Arsht & Tunnell LLP /s/ David J. Teklits David J. Teklits (#3221) Alexandra Cumings (#6146) 1201 N. Market Street Wilmington, DE 19899-1347 (302) 658-9200 Attorneys for Plaintiffs

Dated: June 1, 2023

EXHIBIT K

JANA PARTNERS FILES LAWSUIT TO STOP FRESHPET BOARD’S HIGHLY ENTRENCHING ACTIONS
INTENDED TO DISENFRANCHISE SHAREHOLDERS AND MANIPULATE SHAREHOLDER VOTE

Believes Reduction in Number of Directors up for Election at 2023 Annual Meeting is a Clear Violation of Delaware Law and Constitutes Breach of Fiduciary Duties

Seeks Expedited Proceedings in Delaware Chancery Court

NEW YORK – June 1, 2023 – JANA Partners (“JANA”), which along with its affiliates and partners owns 9.5% of Freshpet, Inc. (NASDAQ:FRPT) (“Freshpet” or the “Company”), today filed a complaint in the Court of Chancery of the State of Delaware (the “Court”) against Freshpet and the Company’s Board of Directors (the “Board”). The complaint seeks a declaratory judgment and a determination that the Board’s recent actions to entrench itself, and refusal to reverse them, constitute breaches of fiduciary duties; and an order requiring that the number of directors up for election at the Company’s 2023 Annual Meeting of Stockholders (the “Meeting”) be returned to its original size, such that four director seats, rather than three, stand for election at the Meeting.

JANA filed the complaint in response to the highly entrenching actions Freshpet took on May 17, 2023, which included changing the size and composition of its Board such that the number of directors up for election at the Meeting was reduced from four to three, and unexpectedly accelerating the date of the Meeting—in the midst of settlement discussions with JANA regarding Board composition, conflicts and governance issues—from its usual mid-Fall meeting date to July 25, 2023.

JANA’s filing contends that the Board’s extraordinary actions, taken well after JANA publicly disclosed its interest in obtaining representation on Freshpet’s Board, constitute a breach of the Board’s fiduciary duties, and that JANA should have the opportunity to nominate four Class III directors at the Meeting.

JANA has also filed a motion to expedite these proceedings to resolve this critical issue ahead of the recently-advanced deadline to nominate directors for consideration at the Meeting. The Board’s decision to accelerate the date of the 2023 Annual Meeting, announced on May 17, 2023, required that stockholders submit any director nominations within just nine days of the announcement, a clear entrenchment tactic by the Board to avoid accountability to Freshpet’s shareholders.

Barry Rosenstein, Managing Partner at JANA, commented, “The Freshpet Board’s recent entrenchment actions constitute a clear breach of its fiduciary duties, leaving us with no choice but to seek expedited relief in Delaware Court so that a truly fair and democratic election of directors is allowed to proceed. In our view, the Board’s blatant misuse of corporate machinery obstructs the legitimate efforts of shareholders to exercise their rights and cannot stand. Further, we believe the Board has repeatedly failed to properly supervise management as performance worsened, liquidity deteriorated and shareholder value plummeted—while allowing more than half of Freshpet’s independent directors to pursue outside interests with corporate resources and key members of leadership. It is clear now, more than ever, that change is desperately needed at the Board level.”

On May 24, 2023, JANA announced that it will be nominating four highly qualified candidates to Freshpet’s Board at the Company’s 2023 Annual Meeting, scheduled for July 25, 2023.

Shareholders with questions can contact JANA’s proxy solicitor, Innisfree M&A Incorporated, at (212) 750-5833.

About JANA Partners

JANA Partners was founded in 2001 by Barry Rosenstein. JANA invests in undervalued public companies and engages with management teams and boards to unlock value for shareholders.

Important Information

JANA Partners LLC, JANA Partners Management, LP, JANA Strategic Investments Benchmark Master Fund, L.P., and Barry Rosenstein (“collectively JANA”), and Scott Ostfeld, Diane Dietz, James Lillie, Timothy R. McLevish, Kurt T. Schmidt, Dwyane Wade, Carsten Charles (CC) Sabathia, Jr. and Ginger Gorden (collectively, and together with JANA, the “Participants”) intend to file with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of GREEN proxy to be used in connection with the solicitation of proxies from the stockholders of Freshpet, Inc. (“Freshpet” or the “Company”) in connection with the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). All stockholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies, each in connection with the 2023 Annual Meeting, by the Participants when they become available, as they will contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying GREEN proxy card will be furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov.

Information about the Participants and a description of their direct or indirect interests by security holdings will be contained in an exhibit to the Schedule 14A filed by the Participants with the SEC on June 1, 2023. This document is available free of charge from the source indicated above.

Disclaimer

This material does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. In addition, the discussions and opinions in this press release and the material contained herein are for general information only, and are not intended to provide investment advice. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are “forward-looking statements,” which are not guarantees of future performance or results, and the words “will,” “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this press release and the material contained herein that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data, and any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should also not be viewed as factual and also should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and subject to revision without notice. JANA disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Past performance is not indicative of future results.

Contacts

Media

Gasthalter & Co.

Jonathan Gasthalter/Nathaniel Garnick

JANA@gasthalter.com

Investors

IR@janapartners.com